EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 1, 2007	July 2, 2006
Earnings:

Income before income taxes (a)	$145,425	$341,441

Add (deduct):

Interest on indebtedness	58,860	53,531
Portion of rents representative of the interest factor (b)	4,096	3,837
Amortization of debt expense	390	221
Amortization of capitalized interest	1,343	1,441
Adjustment to exclude minority interest and income (loss) from equity investee	(265)	---

Earnings as adjusted	$209,849	$400,471

Fixed Charges:

Interest on indebtedness	$58,860	$53,531
Portion of rents representative of the interest factor (b)	4,096	3,837
Amortization of debt expense	390	221
Capitalized interest	65	21

Total fixed charges	$63,411	$57,610

Ratio of earnings to fixed charges	3.31	6.95

NOTE:

(a)
Amounts for 2006 were adjusted for the impact of certain immaterial adjustments relating to the timing of the recognition of revenue, as permitted by Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Year Financial Statements, adopted in the fourth quarter of 2006.

(b)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.